Exhibit 99

LETTER TO SHAREHOLDERS

To our Shareholders:

We will remember 2020. We are proud of how we executed on each element of our three-part strategy: we acted quickly to deliver results in the face of unprecedented turmoil; we strengthened our portfolio of businesses through several divestitures and one acquisition; and we preserved our balance sheet by generating near-record cash from operating activities while paying down debt.

More than anything, 2020 demonstrated the tremendous resilience of our businesses. We responded promptly to the challenges in our workplace, with our customers and suppliers. We especially applaud our employees who came together during the crisis. The high degree of commitment and collaboration reflects our Company’s 163-year history, during which we have successfully weathered many storms.

We acknowledge the contributions of the 15 associates who retired from Eastern in 2020. We are grateful for the more than 372 combined years that they contributed to our success. We also mourn the sudden loss of one associate due to COVID-19 this year, after more than 30 years in the business.

2020 Review

When our directors and several guests rang the opening bell at the Nasdaq stock market on February 19, 2020, our operations in China were preparing to re-open and CNBC announced it was “feeling better about the decline in cases of COVID-19” in China. Within a month, the COVID-19 pandemic cascaded across the world and, like many others, we immediately took urgent steps to protect the health and welfare of our employees; to continue serving our customers; and to mitigate the financial impact on our businesses in order to maintain ample liquidity.

For most of the year, we maintained a broad range of policies and procedures to ensure that employees across all our locations remained healthy, including the use of face masks, social distancing, staggering staff and shifts, encouraging work from home for as many employees as possible, and implementing enhanced cleaning programs. As a result of our actions, our businesses continued to operate throughout the year with only a few brief interruptions. We also rose to the occasion to contribute to the health and safety of our communities. Our Big 3 Precision subsidiary manufactured frames for emergency response hospital beds that were used by healthcare facilities across the U.S. Several of our businesses donated safety masks to healthcare workers, including our Velvac subsidiary, which donated 7,000 safety masks to hospitals in Milwaukee.

Despite COVID-19, we were undeterred from our strategy to continue strengthening our portfolio of businesses and successfully closed on our acquisition of the Hallink RSB Inc. business. Hallink Moulds, Inc., which is now part of Eastern’s Big 3 Precision Products subsidiary, is a leading supplier of blow molds and change parts to the food, beverage, healthcare, and chemical industry. Its complementary products and capabilities offer potentially significant synergies that could create material incremental value through shared know-how and strong relationships across an even broader customer base.

In August, we announced the combination of Eberhard Manufacturing and the Illinois Lock Company into a single company that, we believe, will be a leader in access and security hardware. The combination increases critical mass in our target markets, accelerates growth, and optimizes our manufacturing footprint. The combined business will operate under the Eberhard brand and capitalize on the numerous innovations developed by the Illinois Lock Company. We also divested our two composite panel businesses, Canadian Commercial Vehicles Corporation (“CCV”) and Sesamee Mexicana, S.A. de C.V. (“Sesamee”). As a result of these changes, we now report our businesses in two segments: Engineered Solutions and Diversified Products. The Engineered Solutions segment, which is now our largest segment, accounting for approximately 82% of 2020 sales, includes Big 3 Precision, the combined Eberhard, and Velvac. The Diversified Products segment includes Greenwald Industries, Argo EMS, and Frazer & Jones.

In 2020, we strengthened our leadership team with several new appointments. Jim Woidke, who joined Eastern in January 2017 as the Managing Director of Eberhard, became Eastern’s Chief Operating Officer. Jeff Fleming, who joined Eastern in January 2017 as Managing Director of the Illinois Lock Company, became the new Managing Director of the combined Eberhard. Additionally, in January of 2021, Nick Lentine became President of Big 3 Precision. Nick joined us from Faurecia, a top ten global automotive supplier of technologies for sustainable mobility.

2020 results

Net sales for fiscal year 2020 were $240.4 million, a decrease of 5% from $251.7 million in 2019. The decline in sales was primarily due to the decision by many of our industrial and consumer goods customers to close operations as a result of the COVID-19 pandemic as well as our divestiture of CCV and Sesamee. Starting in late March, many of our customers announced plans to temporarily close their operations in response to the COVID-19 pandemic. In late March and April, demand for our products fell by as much as one-half in many of our end-markets. By late June, demand recovered nearly half its loss, and at the end of 2020, most of our markets rebounded to pre-pandemic levels. Demand from our Class-8 truck, motorhomes, truck accessories, and consumer packaging markets led the recovery. At the same time, sales of blow mold tooling at Big 3 Precision continued to grow unabated as a result of strong consumer demand for hygiene and cleaning products.

Net income for 2020 decreased 59% to $5.4 million, or $0.86 per diluted share, from $13.3 million, or $2.12 per diluted share, in 2019. Adjusted for $6.8 million of non-recurring items, net of tax, net income in 2020 would have been $12.2 million, or $1.95 per diluted share.1 Non-recurring items are primarily non-cash charges related to our portfolio optimization including goodwill impairment of $3.7 million, net of tax, a loss on disposition of CCV and Sesamee of $1.6 million, net of tax, and one-time restructuring, factory relocation and transaction costs of $1.5 million, net of tax. Net income in 2020 also benefited from the actions we took in the second quarter to control expenses, including suspending hiring for salaried positions, reducing work hours, and nearly eliminating travel.

Notably, our businesses generated net cash of $20.7 million from operating activities, compared to $23.0 million in 2019, in part as a result of our cash management measures. Importantly, we reduced our total debt by approximately $10.0 million in 2020. As a result, our balance sheet remains strong and we believe we have ample resources to navigate the improving business environment. As of January 2, 2021, the last day of our 2020 fiscal year, our net leverage ratio was 3.04x and our fixed charge coverage ratio was 2.10x – both of which are well within our bank covenants of 4.25x and 1.25x, respectively.

Outlook

At this time, there are many signs for optimism going into 2021 despite lingering uncertainty in demand, recovering supply chains, and raw material price volatility. That said, we believe that our focus on our three core businesses – Big 3 Precision, Eberhard, and Velvac – will translate into significant sales, earnings and cash flow growth in 2021 and beyond. The markets that these core businesses serve are experiencing transformational changes as the result of digitization, automation, and more. Our position in these markets and our capabilities are unique, setting us up for success. Together, we believe these three core businesses will enable us to achieve our goal of becoming a $100.0 million EBITDA company.

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1 For more information on these and other non-GAAP measures used in this letter, see “Non-GAAP Financial Measures” in the accompanying Form 10-K.

We are grateful for your continued support and look forward to seizing the opportunities that lie ahead.

/s/August M. Vlak

August M. Vlak
President and Chief Executive Officer

/s/James A. Mitarotonda
James A. Mitarotonda
Chairman of the Board

Safe Harbor for Forward-Looking Statements

Statements in this document about our future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission. Any statements that are not statements of historical fact, including statements containing the words “believes,” “intends,” “continues,” “reflects,” “plans,” “anticipates,” “expects,” “recovering,” “opportunities” and similar expressions, should also be considered to be forward-looking statements. Readers should not place undue reliance on these forward-looking statements, which are based upon management’s current beliefs and expectations. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. The risks and uncertainties that could cause actual results or events to differ materially from those indicated by such forward-looking statements include, but are not limited to, effects of the COVID-19 pandemic and the measures being taken to limit the spread and resurgence of COVID-19, including supply chain disruptions, delays in delivery of our products to our customers, impact on demand for our products, reductions in production levels, increased costs, including costs of raw materials, the impact on global economic conditions, the availability, terms and cost of financing, including borrowings under credit arrangements or agreements, and risks associated with employees working remotely or operating with reduced workforce; the scope and duration of the COVID-19 pandemic, including the extent of resurgences and how quickly and to what extent normal economic activity can resume; the timing of the development and distribution of effective vaccines or treatment of COVID-19, changing customer preferences, lack of success of new products, loss of customers, cybersecurity breaches, changes in competition in our markets, and increased prices for raw materials resulting from tariffs on imported goods or otherwise. There are important, additional factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including those set forth in our reports and filings with the Securities and Exchange Commission. We undertake no obligation to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.

Non-GAAP Financial Measures

The non-GAAP financial measures we provide in this report should be viewed in addition to, and not as an alternative for, results prepared in accordance U.S. GAAP. A reconciliation of non-GAAP financial measures referenced in this release to the nearest GAAP results is provided with this release.

To supplement the consolidated financial statements prepared in accordance with U.S. GAAP, we have presented adjusted earnings per share and adjusted EBITDA, which are considered non-GAAP financial measures. The non-GAAP financial measures presented may differ from similarly titled non-GAAP financial measures presented by other companies, and other companies may not define these non-GAAP financial measures in the same way. These measures are not substitutes for their comparable GAAP financial measures, such as net sales, net income (loss), diluted earnings (loss) per common share, or other measures prescribed by U.S. GAAP, and there are limitations to using non-GAAP financial measures. Adjusted earnings per share is defined as diluted earnings per share excluding, when they occur, the impacts of impairment losses, losses on sale of subsidiaries, transaction expenses, factory relocation expenses and restructuring costs. We believe that adjusted earnings per share provides important comparability of underlying operational results, allowing investors and management to access operating performance on a consistent basis.

Adjusted EBITDA is defined as net income before interest expense, provision for (benefit from) income taxes, and depreciation and amortization; in addition to these adjustments, we exclude, when they occur, the impacts of impairment losses, losses on sale of subsidiaries, transaction expenses, factory relocation expenses and restructuring costs. Adjusted EBITDA is a tool that can assist management and investors in comparing our performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our underlying operations.

Management uses such measures to evaluate performance period over period, to analyze the underlying trends in our business, including our business segments, to assess our performance relative to that of our competitors, and to establish operational goals and forecasts that are used in allocating resources.

We believe that presenting non-GAAP financial measures in addition to GAAP financial measures provides investors greater transparency to the information used by our management for its financial and operational decision-making. We further believe that providing this information better enables our investors to understand our operating performance and to evaluate the methodology used by management to evaluate and measure such performance.